SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

ATTUNITY LTD
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 and 333-122937 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

ATTUNITY LTD

6-K Items

1.	Press release re Attunity Reports Third Quarter 2005 Results; License revenue increased 22% over third quarter 2004; Completed a strategic OEM agreement with one of the world leading software vendors

ITEM 1

For more information:
Daniel Sapir, VP Marketing	Ofer Segev, CFO
Attunity	Attunity
781-213-5204	781-213-5203
daniel.sapir@attunity.com	ofer.segev@attunity.com

ATTUNITY REPORTS Third Quarter 2005 Results
License revenue increased 22% over third quarter 2004
Completed a strategic OEM agreement with one of the world leading software vendors

BURLINGTON MA, November 2, 2005 – Attunity, Ltd. (NASDAQ: ATTU), a leading provider of enterprise information integration software, today reported its financial results for the third quarter ended September 30, 2005.

Revenues for the third quarter of 2005 were $3,346,000, representing an increase of 15% over revenues of $2,917,000 in the third quarter of 2004. Operating loss for the third quarter of 2005 was $958,000 compared with an operating loss for the third quarter of 2004 of $2,676,000. Net loss from continued operations for the third quarter of 2005 was $1,161,000 or ($0.07) per share compared with net loss from continued operations for the third quarter of 2004 of $2,813,000 or ($0.18) per share.

Revenues in the first nine months of 2005 increased 10% to $11,176,000 from $10,211,000 for the same period in the prior year. Operating loss for the first nine months of 2005 was $1,835,000 compared with an operating loss for the first nine months of 2004 of $2,567,000. Net loss from continued operations in the first nine months of 2005 was $2,453,000 or ($0.15) per share, compared with net loss from continued operations of $2,885,000 or ($0.19) per share in the first nine months of 2004.

“We are pleased with the continued year over year growth in license revenue, especially via direct sales, which grew over 50% from the same period last year. I believe this is a direct result of the efforts we have been implementing in that direction since last year,” said Aki Ratner, CEO of Attunity. “In addition, I am happy to announce the completion of a strategic OEM agreement with one of the world leading software vendors. This agreement is further proof in the faith the industry’s leading corporations have in Attunity’s technology, vision and future. The agreement will start generating revenue from the fourth quarter.”

Highlights of the Quarter

—	License revenue increased 22% over the third quarter of 2004.
—	Direct license sales growth of over 50% year over year.
—	Completed a strategic OEM agreement with one of the world leading software vendors.
—	New product – trial installations were implemented quickly and received much enthusiastic feedback.
—	Released Attunity Integration Suite (AIS) version 4.8, with significant enhancements to Attunity Stream software.
—	Major customer wins across industry segments, as represented by: L’Oreal, Orange Mobile, CanWest, LexisNexis, Texas Gas and Standard Life.

“Regarding our new and innovative software solution, I am very encouraged from the excitement and positive feedback we have received from the trial users, as we continue on track to launch the new product within the next two months,” continued Mr. Ratner, “the immense interest in our new product, which targets business managers at all levels, has led us to shift company resources towards accelerating its adoption in the market.”

Attunity Conference Call
The company has scheduled a conference call and simultaneous Web-cast at 10 am Eastern Time on November 2, 2005. To participate in the call, U.S. callers can dial 800-329-9097 and international callers can dial +1-617-614-4929 and enter the pass code 16883676 five minutes prior to the start time. The call will be available for replay through the end of November 9, 2005 by dialing 888-286-8010 (in the US) or +1-617-801-6888 (international) and entering the pass code 41828156. This call will also be broadcast live on the Internet. To register and view the Webcast, go to http://www.attunity.com/investors. An online replay will be available approximately two hours after the call.

About Attunity:
Attunity is a leading provider of enterprise data integration software. Using Attunity’s products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

Attunity software solutions are used world-wide for Data Warehousing, Operational Data Stores, and a variety of Information Integration initiatives, including service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like IBM, Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, and other factors and risks on which Attunity may have little or no control. For example, when we say that we continue on track to launch our new product within the next two months, we are using a forward looking statement subject to all of the foregoing risks. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update any information concerning any of its expectations.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2005	December 31, 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,135	$1,717
Restricted cash	-	73
Trade receivables, net	1,721	2,160
Other current assets	1,121	1,250
Assets of discontinued operation	113	521

Total current assets	6,090	5,721

LONG-TERM PREPAID EXPENSES	177	64

SEVERANCE PAY FUND	787	698

PROPERTY AND EQUIPMENT, NET	771	834

OTHER ASSETS, NET	10,757	10,826

Total assets	$18,582	$18,143

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$55	$70
Trade payables	396	611
Deferred revenues	2,920	2,298
Employees and payroll accruals	951	1,156
Accrued expenses and other liabilities	1,850	2,097
Liabilities of discontinued operation	185	892

Total current liabilities	6,357	7,124

LONG-TERM LIABILITIES:
Long-term debts	584	339
Accrued severance pay	1,082	1,008

Total long-term liabilities	1,666	1,347

SHAREHOLDERS' EQUITY:
Share capital	583	539
Additional paid-in capital	93,318	89,618
Accumulated other comprehensive loss	(172)	(148)
Accumulated deficit	(83,170)	(80,337)

Total shareholders' equity	10,559	9,672

Total liabilities and shareholders' equity	$18,582	$18,143

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004
	Unaudited		Unaudited

Revenues:
Software licenses	$6,043	$5,560	$1,675	$1,370

Services	5,133	4,651	1,671	1,547

	11,176	10,211	3,346	2,917

Cost of revenues:
Software licenses	1,171	1,655	390	535
Services	1,405	1,071	442	279

	2,576	2,726	833	814

Gross profit	8,600	7,485	2,513	2,103

Operating expenses:
Research and development, net	1,757	1,011	573	335
Selling and marketing	6,849	5,536	2,280	2,178
General and administrative	1,629	1,860	498	621
Termination of management and others	-	1,645	-	1,645
Liquidation damages related to January
private placement	200	-	120	-

Total operating expenses	10,435	10,052	3,471	4,779

Operating loss	(1,835)	(2,567)	(958)	(2,676)

Financial expenses, net	(588)	(239)	(208)	(113)
Other income	8	-	18	-

Loss before income taxes	(2,415)	(2,806)	(1,148)	(2,789)
Taxes on income	(38)	(79)	(13)	(24)

Loss from continued operations	(2,453)	(2,885)	(1,161)	(2,813)
Discontinued operations:
Profit (loss) on disposal of segment, net of
income taxes	(380)	(25)	(2)	157

Net profit (loss)	$(2,833)	$(2,910)	$(1,163)	$(2,656)

Basic and diluted net profit (loss) per share
from continued operations	$(0.15)	$(0.19)	$(0.07)	$(0.18)

Basic and diluted net profit (loss) per share
from discontinued operations, net of income
taxes	$(0.02)	$(0.00)	$(0.00)	$0.01

Basic and diluted net loss per share	$(0.17)	$(0.19)	$(0.07)	$(0.17)

Weighted average number of shares used in
computing basic and diluted net loss per share	16,832	15,094	17,137	15,220

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD (Registrant) BY: /S/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: November 2, 2005